Exhibit 99.1

EMAIL TO CERTAIN EMPLOYEES, DATED OCTOBER 12, 2009

TO:	All Employees with Outstanding National Semiconductor Stock Options
FROM:	Eddie Sweeney, Senior Vice President - Human Resources
DATE:	October 12, 2009
RE:	Update on the Launch of the National Semiconductor Stock Option Exchange Program

On September 28, 2009, Brian Halla sent you an email communication announcing that our stockholders had approved the proposed National Semiconductor Corporation (“National”) stock option exchange program (the “Option Exchange Program”). Our tentative plans are to launch the Option Exchange Program on October 19, 2009.  The Option Exchange Program will give eligible employees a one-time opportunity to exchange, at set ratios, certain underwater options for restricted stock units, or RSUs.  For administrative convenience, if you are an eligible employee and the number of new RSUs that would otherwise be issued to you in exchange for an eligible option grant is less than 100, you will have the opportunity to receive a cash payment (in lieu of new RSUs) for those exchanged options.

The Option Exchange Program will be a voluntary program — eligible employees will make their own choice whether or not to participate.  Eligible employees will be able to submit an election to exchange eligible options between October 19, 2009 and the expiration of the Option Exchange Program at 9:00pm Pacific Time on November 16, 2009 (or, if we extend the offer, on a later date that we specify).  The Option Exchange Program will be a one-time offer.  We will strictly enforce the offering period, subject only to any extension of the expiration date of the offer.

We have engaged BNY Mellon Shareowner Services (“BNY Mellon”) to help administer National’s Option Exchange Program. BNY Mellon will be responsible for the day-to-day management of our Option Exchange Program, including Option Exchange Program launch emails with participant pin numbers, the Option Exchange Program website, US and international customer service phone lines, expiration date reminder emails and election confirmation emails.

If you are eligible to participate in the Option Exchange Program, you will receive an email on the program launch date, tentatively scheduled for October 19, 2009. This Option Exchange Program launch email will contain instructions on how to access the Option Exchange Program website. You should carefully read the information provided to you on the Option Exchange Program website, and you are encouraged to consult your own outside tax, financial and legal advisors before you make any decision about participating in the Option Exchange Program. No one from National, BNY Mellon or any other entity is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

Until we finalize the launch date and begin the Option Exchange Program, there’s nothing you need to do.  In the meantime, I have included some basic information in a Q&A format below for your reference.

Option Exchange Program Q&A

1. What is the Option Exchange Program?

In the Option Exchange Program, we will offer a voluntary opportunity for eligible employees to exchange eligible options for a lesser number of new RSUs. The number of RSUs an eligible employee will receive in exchange for an eligible option grant will be determined by applying an exchange ratio applicable to that option. More information about the exchange ratios will be available on the National Semiconductor Option Exchange Program Website when we launch the Option Exchange Program.  The new RSUs will be subject to a new longer vesting schedule, even if the options surrendered currently are fully vested.  For administrative convenience, if you would otherwise be granted less than 100 new RSUs in exchange for an eligible option grant, you will receive a cash payment (in lieu of new RSUs) in exchange for those eligible options.  Participation in this offer will be voluntary, and there will be no penalties for electing not to participate. If you choose not to participate in the offer, you will not receive the RSUs or cash payment described above, and your outstanding options will remain outstanding in accordance with their current terms and conditions.

2.  What is a stock option?

A stock option is the right to purchase shares of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, the specified purchase, or “exercise” price, is the market price of a share of our common stock on the date the option is granted. Due to subsequent stock price fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to or less than, the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an option being “in-the-money”), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an option being “out-of-the-money” or “underwater”) generally would not exercise the stock option.

3.  What are RSUs?

RSUs represent the right to receive shares of common stock in the future provided the vesting criteria and other terms and conditions set forth in the relevant agreements and governing equity plan documents are satisfied. RSUs granted in connection with the Option Exchange Program will be granted on the expiration date of the Option Exchange Program pursuant to the National Semiconductor Corporation 2009 Incentive Award Plan and subject to the terms and conditions of a RSU award agreement between you and the Company. An important difference between a RSU and a stock option is that the value of the RSU reflects the value of a share of stock, whereas the value of an option reflects the difference between the exercise price and the value of a share. Although the intrinsic value of a RSU goes up and down with the stock price, a RSU can never be “underwater” the way an option can.

4.  If I choose to participate in the Option Exchange Program, when will my RSUs vest?

The new RSUs will be subject to a new vesting schedule and will be completely unvested on the date of grant, regardless of whether the options you surrender in exchange for them are partially or wholly vested. The new RSUs will be granted on the expiration date of the offer.

RSUs that are granted in return for the cancellation of stock options which are fully vested at the opening of the Option Exchange Program will vest in equal annual increments (33.34% per year), on each anniversary of their grant date, over 3 years.  RSUs that are granted in return for the cancellation of stock options which are only partially vested at the opening of the Option Exchange Program will vest in equal annual increments (25% per year), on each anniversary of the grant date, over 4 years.

5.  Who will be eligible to participate in the Option Exchange Program?

Regular full-time employees of National or one of its majority-owned subsidiaries who hold eligible options and who remain employees of  National or a majority-owned subsidiary through the date of grant of the RSUs (which will be the expiration date of the Option Exchange Program) will be eligible to participate in the Option Exchange Program, except for:

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National’s “named” executive officers (National’s top five highest paid officers as identified in our proxy statement for the 2009 annual meeting of stockholders) and members of our Board of Directors; and

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Employees of some international subsidiaries where we have determined that participation in the Option Exchange Program would be inconsistent with National’s compensation policies and practices because, for example, participation in the Option Exchange Program would result in adverse tax consequences for these employees.

6.  When will the Option Exchange Program begin?

The tentative launch date for the Option Exchange Program is October 19,  2009.

7.  Which stock options are eligible for exchange?

Only options with per-share exercise prices greater than the highest trading price of our common stock in the 52 weeks prior to the start of the Option Exchange Program, those that were granted more than 12 months prior to the start of the Option Exchange Program, and those that will expire more than 12 months after the conclusion of the Option Exchange Program will be eligible for exchange.  Thus, eligible options will be determined when the Option Exchange Program commences.  As of today, we anticipate that outstanding stock options with exercise prices at or above $17.00 will be eligible for exchange.

8.  How long will eligible employees have to elect to exchange eligible stock options?

Once the Option Exchange Program begins, eligible employees will have until 9:00pm Pacific Time on November 16, 2009 to notify BNY Mellon of their elections, unless we extend the Option Exchange Program. The Option Exchange Program will be a one-time offer.  We will strictly enforce the offering period, subject only to any extension of the expiration date of the offer.

9.  Why is the Company making this offer?

Due to the significant decline of our stock price during the last year as a result of the worldwide economic downturn, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock.  Although we continue to believe that equity awards are an important component of our employees’ total incentive benefits and provide us with a competitive advantage, we also believe that many of our employees view their existing options as having little or no value due to the significant difference between the exercise prices and the current market price of our common stock.  In addition, the market for key employees remains extremely competitive, notwithstanding the current economic turmoil.  At the very time we need the motivation, skill and effort of our employees, our emphasis on stock options as compensation is demotivating when the options are significantly underwater through no fault of the employee.

Through the Option Exchange Program, we intend to provide our eligible employees with the opportunity to receive new RSUs that may have a greater retentive and incentive value than the exchanged options, because RSUs may provide value to an employee even if our stock price declines between the grant date and the date on which the RSU vests.  For administrative convenience, eligible employees who would otherwise be granted less than 100 new RSUs in exchange for an eligible option grant will receive a cash payment (in lieu of new RSUs) for those exchanged options.  We believe that the Option Exchange Program will better align the interests of our employees and stockholders to maximize stockholder value.

10.  What should I do?

Right now, there’s nothing you need to do. Once we begin the Option Exchange Program, if you are an eligible employee, you will receive detailed information so that you can make a decision that’s best for you.

The Option Exchange Program has not yet commenced. National will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

Option holders will be able to obtain the written materials described above and other documents filed by National with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of the documents filed by National with the SEC by directing a written request to: Investor Relations, Mail Stop G2-397, National Semiconductor Corporation, 2900 Semiconductor Drive, P.O. Box 58090, Santa Clara, California 95052-8090.